FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of June 1, 2015

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Files 2014 Form 20-F and Restated 2014 Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2015

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Files 2014 Form 20-F and Restated 2014 Annual Report

Luxembourg, June 1, 2015 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announces that, following the previously announced restatement of its quarterly consolidated financial statements as of September 30, 2014, its annual consolidated financial statements as of December 31, 2014, and its quarterly consolidated financial statements as of March 31, 2015, to reflect a lower carrying value of its investments in Usiminas, it has filed with the U.S. Securities and Exchange Commission (SEC) its annual report on Form 20-F for the year ended December 31, 2014, and has submitted to the SEC its restated quarterly and annual financial statements.  As a consequence of the restatement of the consolidated financial statements as of December 31, 2014, the Company has also filed today with the Luxembourg Stock Exchange a restated annual report on the consolidated financial statetements for the year ended December 31, 2014, prepared in accordance with applicable Luxembourg law requirements, and has submitted such restated annual report to the other securities regulators of the markets where its securities are listed.

The annual report on Form 20-F can be downloaded from the SEC website at www.sec.gov. The restated annual report on the consolidated financial statetements under Luxembourg law can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam.  In addition, both documents may be obtained free of charge from Tenaris’s website at www.tenaris.com/investors, or at the Company’s registered office in Luxembourg

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.